File number ~~82-524~~
82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 [redacted]
Telephone 0870 6083678 [redacted]

05005991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

10 February 2005

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

31 Jan 2005	New Business Results
4 Feb 2005	Annual Results Date
4 Feb 2005	Treasury Stock
9 Feb 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 3/2

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	New Business Results
Released	07:00 31-Jan-05
Number	9678H

RNS Number:9678H
Friends Provident PLC
31 January 2005

Friends Provident's record 2004 new business consolidates strong growth over two years

Positive 2005 outlook underpinned by improving consumer confidence

Total new life and pensions APE* for 2004 was £434 million (2003: £429m), making it another record year for Friends Provident. Fourth quarter new business APE was £110 million (2003: £117m).

2004 performance in Friends Provident's main product segments:

* New protection APE increased by 11% to £77 million (2003: £69m)
* New investment APE improved by 13% to £129 million (2003: £114m)
  - 22% increase in UK investment business from £48.6 million to £59.1 million
* New group pensions APE declined 7% to £164 million (2003: £176m)

We also announced the acquisition of Lombard International (Lombard) in 2004, which only completed on 11 January 2005 and therefore does not feature in the above results. Lombard significantly strengthens our international cross border presence and its 2004 results were:

* Total new premiums increased by 65% to £1,298 million (2003: £785m)
* Total new APE increased by 38% to £130 million (2003: £94m)

Ben Gunn, managing director, Friends Provident Life and Pensions, said:

"2004 was a record year for Friends Provident, consolidating the strong growth achieved over the previous two years. We have also seen returning consumer confidence with a 24% increase in UK investment bond products and, with steady equity markets, anticipate continued growth in 2005.

"Last year's performance was achieved alongside preparations ahead of depolarisation which lead to the closure of our direct sales force and the reorganisation of our appointed representatives. In fact, production from all ongoing UK distribution channels increased by 5%, with our IFA business up by 7%.

"We have a growing reputation amongst intermediaries as the company with the right products, service and systems to merit a place on all major multi-tied panels announced to date. Competition amongst intermediaries implies that the same providers will not be on every panel, but we are confident we will punch well above our weight and expect to see the benefits flowing through to an increased market share in 2005 and 2006.

"The acquisition of Lombard is a major development. It increases our international reach and penetration and we expect it will make a significant contribution to our future profitable growth."

Commentary and tables

All figures in the commentary are on the APE basis.

Life Business
Total new life business in 2004 increased by 12.1% to £205.9 million (2003: £183.7m) and grew by 1.9% in the fourth quarter to £54.5 million (2003: £53.5m).

New protection sales for 2004, including income protection, improved by 11.2% to £77.2 million (2003: £69.4m); a strong result compared to the market which was down 9.7% as at the end of the third quarter 2004. Fourth quarter new business declined 11.7% to £18.9 million (2003: £21.4m), which we expect to be broadly in line with market movement. We continue to process around half of all protection business online. Looking forward, our standing in the market has never been higher, evidenced by the major protection and e-commerce awards won throughout the year. Market share in protection products almost doubled in the first three quarters of 2004 compared to the corresponding period in 2003. The housing market is expected to be sluggish, but we expect to have gained market share in 2004 and to do so again in 2005.

New investment APE for the twelve months was up by 12.6% at £128.7 million (2003: £114.3m) and fourth quarter new business was £35.6 million, an increase of 10.9% (2003: £32.1m). In the UK we also saw a 24% increase in investment bond business to £57.4 million (2003: £46.2m), indicating some return of consumer confidence in the investment markets. We also continue to process high volumes of Investment Portfolio Bond new business (65%) and Income Distribution Bond new business (50%) online.

We expect consumer confidence to continue its gradual recovery in 2005 with most investment markets providing positive single digit returns.

Friends Provident International cross-border business for 2004 (included in the previous total figures), was up 6.7% to £74.3 million (2003: £69.6m), accounting for 17% of overall life and pensions business, and up 10.9% for the fourth quarter to £20.5 million (2003: £18.5m), accounting for 19% of overall business. Our Hong Kong business is expanding strongly as a result of locating a full sales team in the region and the exit of some players. We are also increasing our focus on single premium business in Asia as a whole and expect this to pick up in 2005.

Pensions Business
Total new pensions business for 2004 decreased by 7.2% to £227.8 million (2003: £245.5m) and by 11.9% in the fourth quarter to £55.7 million (2003: £63.2m).

New group pensions APE for the twelve months contracted by 7.0% to £163.7 million (2003: £176.1m) and in the fourth quarter by 16.4% to £38.8 million (2003: £46.4m). This was driven by a sluggish market due to uncertainty in the run up to A day (April 2006) and reduced activity in schemes placed by fee-based Employee Benefit Consultants in the market as a whole. Our business has also been affected by the F&C Asset Management transaction as a result of the normal 'hold' position taken by Employee Benefit Consultants in these situations. Despite this low activity, which is expected to continue throughout the first half of 2005, sales with large national IFAs are improving and we are well placed to gain market share in the first half of the year.

New individual pensions business for 2004 was £36.1 million, down by 9.8% (2003: £40.0m). Sales for the fourth quarter declined by 3.4% to £11.3 million (2003: £11.7m). Performance in 2004 was in-line with our strategy of focusing on the more profitable segments of protection, investments and group pensions. Additionally, we will seek opportunities to grow in areas considered the most profitable in individual pensions, re-entering this market in the first half of 2005.

Annuity APE for the twelve months decreased by 4.8% to £28.0 million (2003: £29.4m) and was up 9.8% in the fourth quarter to £5.6 million (2003: £5.1m). We continue to focus on maintaining margins over volume and will retain the same stance in 2005.

Depolarisation
In 2004 we entered into distribution agreements with Millfield, THINC Destini, St James's Place, Sesame, Bankhall, Lighthouse and several others. These are a mix of protection-only and multi-tie agreements, resulting from the abolition of polarisation. We expect to make further announcements in the coming months. All

of this will provide a platform for further market share growth in 2005 and into 2006.

New business from all UK ongoing distribution channels increased 5% to £334 million in 2004 (2003: £320m), and new business from the IFA market is up 7% to £291 million (2003: £273m).

Lombard

Lombard has produced a strong increase in new business for 2004, with APE up 38% to £130m. Total premium income is up 65%. Although the acquisition of Lombard was only recently completed (11 January 2005), the results provide a useful guide to future total Friends Provident new business volumes. December recorded the highest monthly level of business ever written. Some 36% of total new premiums came from Germany (28% in 2003) where a change in tax rules gave rise to a huge surge in new business which is unlikely to be repeated in 2005. Strong growth of 47% in total new premiums was achieved in other key territories, with the strongest performance coming from Spain and Belgium driven by successful development of Private Bank and Family Office distribution. The prospects for 2005 and beyond are encouraging.

- Ends -

* The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums.

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
Sandra Grandison	Friends Provident plc	020 7760 3134
Ben Woodford	Bell Pottinger	020 7861 3917

Issued on behalf of Friends Provident Life and Pensions Limited.

Ref: F017

Friends Provident New Life and Pensions Business

3 Months to 31 December 2004 vs 3 Months to 31 December 2003

	Q4 2004			Q4 2003			
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	APE
	£m	£m	£m	£m	£m	£m	% change
Life							
Protection	18.9	0.0	18.9	21.4	0.0	21.4	(11.7)
Investment	12.7	229.8	35.6	10.6	215.4	32.1	10.9
	31.6	229.8	54.5	32.0	215.4	53.5	1.9
Pensions							
Individual Pensions	2.6	26.1	5.3	3.3	27.3	6.0	(11.7)
MCP	0.0	60.1	6.0	0.0	56.8	5.7	5.3
Group Pensions	32.7	60.8	38.8	36.2	101.5	46.4	(16.4)
Annuities	0.0	56.2	5.6	0.0	51.2	5.1	9.8
	35.3	203.2	55.7	39.5	236.8	63.2	(11.9)
Total Life and Pensions	66.9	433.0	110.2	71.5	452.2	116.7	(5.6)

Friends Provident New Life and Pensions Business

12 Months to 31 December 2004 vs 12 Months to 31 December 2003

	12 Months 2004			12 Months 2003			CHAN
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	APE
	£m	£m	£m	£m	£m	£m	% change
Life							
Protection	77.2	0.0	77.2	69.4	0.0	69.4	11.2
Investment	47.4	812.8	128.7	41.3	729.8	114.3	12.6
	124.6	812.8	205.9	110.7	729.8	183.7	12.1
Pensions							
Individual Pensions	12.0	105.4	22.6	13.6	113.1	24.9	(9.2)
MCP	0.0	135.3	13.5	0.0	151.0	15.1	(10.6)
Group Pensions	136.9	267.7	163.7	134.1	419.6	176.1	(7.0)
Annuities	0.0	279.9	28.0	0.0	293.8	29.4	(4.8)
	148.9	788.3	227.8	147.7	977.5	245.5	(7.2)
Total Life and Pensions	273.5	1,601.1	433.7	258.4	1,707.3	429.2	1.0

APE by channel
3 Months to 31 December 2004 vs 3 Months to 31 December 2003

	Q4 2004		Q4 2003	
	£m	%	£m	%
IFA	75.7	69	80.1	69
International	20.5	19	19.4	16
Tied	14.0	12	17.3	15

12 Months to 31 December 2004 vs 12 Months to 31 December 2003

	Full Year 2004		Full Year 2003	
	£m	%	£m	%
IFA	297.3	69	282.8	66
International	74.4	17	72.2	17
Tied	62.0	14	74.1	17

Lombard International

	12 Months 2004		12 Months 2003	
	Premiums	APE	Premiums	AI
	€m	€m	€m	€
New Business	1,892.0	189.5	1,126.3	134.
New Business	£m	£m	£m	£
	1,298.2	130.0	784.8	93.

Note: Due to a change in German tax rules which contributed to a substantial volume of a particular class of business, this business has been treated as recurrent single premium in 2004 for APE purposes. This is a more prudent basis for new business recognition. 2003 APE remains unaffected by this.

Notes to Editors:

Distribution Agreements

* Millfield Group - investment, protection and pension products
* THINC Destini - investment, protection and pension products
- employee benefits (group pensions and group
risk)
* St James's Place - pension and protection products
* The Lighthouse Group - investment and protection products
* Tenet Group - protection products
* Cartel Group Holdings - protection products
* Bankhall - protection products
* Countrywide - protection products
* Sesame - protection products
* Pink Home Loans - protection products

About Friends Provident

* One of the UK's leading financial services groups
    * A FTSE 100 company with market capitalisation currently around £3.3 billion
    * Comprising two core businesses (Friends Provident Life and Pensions Limited and 51% ownership of F&C Asset Management plc) a top ten UK life and pensions player and a top five UK asset manager, both with a growing European presence
* Emphasis on service
    * Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
    * Member of the Raising Standards Quality Mark Scheme
* Leading-edge systems
    * Single-platform system capable of accommodating high volumes, cost effectively
    * Automated interface with back-office IFA and third party systems
    * Won all major relevant awards in 2004 for E-commerce and Technology
* Fast-growing
    * Market share (UK life and pensions) increased more than 25% in 2003
    * Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than c£120 billion
* Financially strong
    * Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
    * Risk Capital Margin covered over five times (30 June 2004)
    * Free Asset Ratio 9.7% (30 June 2004)
* Renowned ethical heritage
    * Founded by Quakers in 1832 to address social needs
    * Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Annual Results Date
Released	09:00 04-Feb-05
Number	2123I

Friends Provident plc

4 February 2005

Change in reporting date

Following the announcement today by F&C Asset Management plc in relation to the publication of its preliminary results on 17 March 2005, Friends Provident will now report its preliminary results for the year ending 31 December 2004 on 18 March 2005. There will be a presentation to investors and analysts at 9.30 a.m. at Cazenove, 20 Moorgate, London, EC2R 6DA .

Enquiries:

Nick Boakes
(01306) 653 527

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:45 04-Feb-05
Number	PRNUK-0402

Treasury Shares

4 February 2005

Friends Provident plc announces that following the transfer of 386,282 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,753,409 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:23 09-Feb-05
Number	PRNUK-0902

Treasury Shares

9 February 2005

Friends Provident plc announces the transfer of 23,395 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.6175 per share to satisfy its obligation to issue shares to SIP participants in January 2005. The Company has received notification from AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 23,395 shares acquired by the Trustees, they have each acquired 78 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,730,014 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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